Todd E. Mason | 212 692 6731 | tmason@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com
May 4, 2010
Via EDGAR and FedEx
Max A. Webb, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	NewLead Holdings, Ltd. Amendment No. 1 to Form F-3 Filed April 9, 2010 File No. 333-165748
Dear Mr. Webb:
     On behalf of NewLead Holdings, Inc. (the “Company”), we respond as follows to the Staff’s legal comments dated April 22, 2010 relating to the above-captioned Form F-3. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to such comment immediately thereafter.
     Exhibits 5.1
     1. We note counsel’s disclosure that for the purposes of giving its opinion, counsel examined and relied upon copies of the registration statement filed on March 26, 2010. Please revise to include any amendments to the registration statement that counsel examined and relied upon.
     RESPONSE:
     Bermuda counsel has revised its opinion to reflect the comments of the Staff.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Max A. Webb, Assistant Director
Securities and Exchange Commission
May 4, 2010

     2. Please delete sentence (d) under the heading “Assumptions” investors should not be required to assume the risk that the actions described therein have been taken .
     RESPONSE:
     Bermuda counsel has revised sentence (d) in order to address the Staff’s comment.
     3. Please delete sentence (e) and (f) under the heading “Assumptions.” Instead, counsel should make all necessary inquiries regarding these matters in order to render its opinion.
     RESPONSE:
     Bermuda counsel has deleted sentences (e) and (f) in accordance with the Staff’s comment.
     4. Please delete sentence (g) under the heading “Assumptions.” Instead, counsel should revise its opinion, or file the opinion of another legal counsel, opining upon the laws of the state governing the indenture and warrant. Similarly, revise your disclosure in sentences (a) and (b) under the heading “Reservations.”
     RESPONSE:
Bermuda counsel has revised its opinion in accordance with the Staff’s comment and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo has provided its legal opinion with respect to the valid and legally binding obligations of the Company with respect to the relevant documents. Mintz Levin’s opinion is filed as Exhibit 5.2 to the Registration Statement.
     5. Please explain to us the purpose of defining the term “non assessable” or delete the definition from opinions 1 and 2.
     RESPONSE:
We have been informed that “non-assessable” is not a legal concept under Bermuda law and Bermuda counsel has revised its opinion to address the use of “non-assessable” as used in the opinion and its application under Bermuda law.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Max A. Webb, Assistant Director
Securities and Exchange Commission
May 4, 2010

     6. Please delete the first sentence of the third to last paragraph, and delete the second to last paragraph. The legal opinion cannot limit reliance.
RESPONSE:
Bermuda counsel has revised its opinion in accordance with the Staff’ comment.
Please do not hesitate to contact me directly should you require any further information with respect to this filing.

Sincerely,
/s/ Todd E. Mason
Todd E. Mason

cc:	Ken Koch NewLead Holdings, Ltd.